Filed Pursuant to Rule 433

Registration No. 333-202697

$250,000,000 4.500% Senior Notes due 2025

TERM SHEET

November 18, 2015

Issuer:	Horace Mann Educators Corporation

Title of Securities:	4.500% Senior Notes due 2025

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	Moody’s: Baa3 (positive) / S&P: BBB (stable) / Fitch: BBB (stable)

Principal Amount:	$250,000,000

Proceeds to Issuer (before expenses):	$247,712,500

Trade Date:	November 18, 2015

Settlement Date (T+3):	November 23, 2015

Interest Payment Dates:	Semi-annually in arrears June 1 and December 1, commencing June 1, 2016

Maturity Date:	December 1, 2025

Public Offering Price:	99.735% of the principal amount

Coupon:	4.500%

Benchmark Treasury:	2.250% due November 15, 2025

Benchmark Treasury Price / Yield:	99-22+ / 2.283%

Re-offer Spread to Benchmark Treasury:	+ 225 bps

Yield-to-Maturity:	4.533%

Optional Redemption:

Make Whole Call:	Prior to September 1, 2025 (the date that is three months prior to the maturity date), T + 35 bps

Par Call:	On or after September 1, 2025 (the date that is three months prior to the maturity date)

CUSIP / ISIN:	440327 AK0 / US440327AK00

Denominations / Multiple:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc.

Joint Lead Manager:	PNC Capital Markets LLC

Co-Managers:	Janney Montgomery Scott LLC Macquarie Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or Keefe, Bruyette & Woods, Inc. toll-free at (800) 966-1559.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

2